UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

Chamath Palihapitiya

SCH Sponsor Corp.

120 Hawthorne Avenue

Palo Alto, California 94301

(650) 521-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Robert Sanchez

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

December 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	13D	Page 1 of 7 pages

1	Names of Reporting Persons SCH Sponsor Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.13%(*)
14	Type of Reporting Person CO

*

Percentage calculated based on dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (23,750,000) by (b) the number of shares of the Issuer’s common stock outstanding on November 5, 2020 (234,342,464) as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP No. 92766K106	13D	Page 2 of 7 pages

1	Names of Reporting Persons Chamath Palihapitiya
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,200,000
	8	Shared Voting Power 23,750,000
	9	Sole Dispositive Power 6,200,000
	10	Shared Dispositive Power 23,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,950,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.78%(*)
14	Type of Reporting Person IN

*

Percentage calculated based on dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (29,950,000) by (b) the number of shares of the Issuer’s common stock outstanding on November 5, 2020 (234,342,464) as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP No. 92766K106	13D	Page 3 of 7 pages

1	Names of Reporting Persons Ian Osborne
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.13%(*)
14	Type of Reporting Person IN

*

Percentage calculated based on dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (23,750,000) by (b) the number of shares of the Issuer’s common stock outstanding on November 5, 2020 (234,342,464) as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP No. 92766K106	13D	Page 4 of 7 pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on November 4, 2019 (the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.

Each item below amends and supplements the information disclosed under the corresponding item of the Original Schedule 13D. Capitalized terms defined in the Original Schedule 13D are used herein as so defined.

CUSIP No. 92766K106	13D	Page 5 of 7 pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

CUSIP No. 92766K106	13D	Page 6 of 7 pages

(c)	Item 5(c) of the Original Schedule 13D is hereby amended to add the following:

Between December 14, 2020 and December 15, 2020, Chamath Palihapitiya sold 3,800,000 shares of Common Stock in multiple open market transactions, at per share prices ranging from $24.40 to $27.78.

CUSIP No. 92766K106	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2020

SCH Sponsor Corp.

By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Managing Director

Chamath Palihapitiya

/s/ Chamath Palihapitiya

Ian Osborne

/s/ Ian Osborne